Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005	Phone: 636-530-8751 Fax: 636-530-8701 www.insituform.com

July 30, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:  Terence O’Brien, Branch Chief

Re:	Insituform Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 File No. 000-10786

Dear Mr. O’Brien:

               On behalf of Insituform Technologies, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated July 1, 2008 (the “July 1, 2008 Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the Company’s letter to you dated June 18, 2008 (the “June 18, 2008 Letter”).

  We have made every effort to address your observations and recommendations included in the July 1, 2008 Letter.  For your convenience, we have included below in italics the original text of your comments from the July 1, 2008 Letter followed by our response.

Executive Compensation

Annual Cash Incentive Compensation

1.
We note your response to prior comment 3 and continue to have concerns about the non-disclosure of the targets that are material in determining incentive income. It remains unclear how a competitor would use your targeted income amount, which relates to the company on a consolidated basis or to an entire operating unit, in either case for a full year, to cause you significant competitive harm in a competitive bidding situation for a particular contract. In addition, several of the items you cite as information a competitor could anticipate are items that you should already be addressing in MD&A and your business discussion. It is also unclear how you would be likely to be significantly competitively harmed by the market's perception that you fell short of performance expectations because your current disclosure already makes clear that, with respect to 2007, you did not meet the net income target. Please provide us with more specific support for your position, or confirm that you will disclose the performance targets that are material to the determination of compensation paid in your future filings.

Securities and Exchange Commission
Mr. Terence O’Brien
July 30, 2008

Response:	The Company confirms that it will disclose in its future filings performance targets that were material to the determination of compensation paid.

2.
We note your response to prior comment 4. Please note that for any year in which the achievement of individual performance objectives was material to a decision regarding a component of compensation, then these objectives should be identified. The fact that the committee may have discretion not to use the objectives does not affect the requirement to provide disclosure of the measures that were material to a compensation decision, or render consideration of those measures immaterial where compensation was in fact based on them. Please confirm your understanding.

Response:
The Company confirms its understanding that where the achievement of an individual performance objective by an executive officer was material to a decision regarding a component of such executive’s compensation, such individual performance objective will be disclosed by the Company.

3.
In addition, please note that your analysis of why disclosure of these measures would be likely to cause significant competitive harm should be as thorough as would be required in a request for confidential treatment under the FOIA. While we recognize that you have not yet paid out awards under the new 2008 Management Annual Incentive Plan, please note that we do not believe the analysis you have provided in your supplemental response meets this standard. Confirm that, with respect to future compensation, you will perform a more complete analysis of the likely competitive harm of disclosure of any undisclosed measures. Note as well that that staff may request this analysis supplementally with regard to disclosure in future filings.

Response:
The Company confirms that it will perform a complete and thorough analysis, in accordance with the provisions of the Freedom of Information Act pertaining to the confidential treatment of information, regarding the likely competitive harm that may be caused by the disclosure of certain individual performance measures.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,
INSITUFORM TECHNOLOGIES, INC.

/s/ David A. Martin
David A. Martin, Vice President and Chief Financial Officer